Exhibit 4.9

English Translation for Reference

POWER OF ATTORNEY

I, Shuangping Jiang, a citizen of the People’s Republic of China (the “PRC”) with the Chinese ID card No.: , is the shareholder of Shenzhen Xinbao Investment Management Co., Ltd. (“Shenzhen Xinbao”), holding 51% equity interest of Shenzhen Xinbao. I hereby irrevocably appoint Fanhua Insurance Sales Service Group Company Limited (“Fanhua Group”) to exercise the following rights during the term of this Power of Attorney:

I hereby authorize the person designated by Fanhua Group which it thinks fit to represent me with full power to exercise all voting rights of shareholder to which I shall be entitled in accordance with PRC laws and Shenzhen Xinbao’s Articles at shareholders’ meetings of Shenzhen Xinbao, including but not limited to the right to sell or transfer any or all of my equity interest in Shenzhen Xinbao, to vote on all important matters of Shenzhen Xinbao as my authorized representative at its shareholders’ meetings, and to elect and appoint the directors and officers of Shenzhen Xinbao, etc. I will issue a power of attorney to the person designated by Fanhua Group from time to time as per its request so as to facilitate the designee with full power to exercise all voting rights of shareholder at shareholders’ meetings of Shenzhen Xinbao on my behalf.

If Fanhua Group designates me to attend a shareholders’ meeting of Shenzhen Xinbao, I promise that I will exercise the voting rights of shareholder according to the instructions of Fanhua Group.

During the validly existing period of Shenzhen Xinbao and within the term of the Loan Agreement executed by myself and Fanhua Group, this Power of Attorney shall have a term of ten (10) years from the execution date of this Power of Attorney.

Signatory:	/s/ Shuangping Jiang
Shuangping Jiang

Date: December 6, 2021